Exhibit 99.1

Contacts:

ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for September 2024

Passenger traffic increased year-on-year by 14.7% in Colombia, and declined 0.8% in Puerto Rico and 8.1% in Mexico

Mexico City, October 7, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for September 2024 reached a total of 4.9 million passengers, representing a decrease of 1.5% compared to September 2023.

Passenger traffic increased 14.7% in Colombia and presented declines of 0.8% in Puerto Rico, and Mexico of 8.1%. Passenger traffic growth in Colombia was driven by increases of 15.2% in international traffic and 14.5% in domestic traffic. Puerto Rico reported 26.0% growth in international traffic and a decrease of 3.9% in domestic traffic. Mexico, in turn, reported declines in domestic and international traffic of 4.9% and 12.4%, respectively.

All figures in this statement reflect comparisons between the period from September 1 to September 30, 2024, and from September 1 to September 30, 2023. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary
	September		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	2,969,995	2,728,720	(8.1)	32,481,343	31,314,960	(3.6)
Domestic Traffic	1,710,341	1,625,803	(4.9)	15,759,432	14,767,525	(6.3)
International Traffic	1,259,654	1,102,917	(12.4)	16,721,911	16,547,435	(1.0)
San Juan, Puerto Rico	779,645	773,296	(0.8)	9,276,974	10,047,837	8.3
Domestic Traffic	700,161	673,145	(3.9)	8,304,336	8,891,739	7.1
International Traffic	79,484	100,151	26.0	972,638	1,156,098	18.9
Colombia	1,179,114	1,352,202	14.7	11,011,229	12,218,181	11.0
Domestic Traffic	935,316	1,071,395	14.5	8,850,024	9,551,303	7.9
International Traffic	243,798	280,807	15.2	2,161,205	2,666,878	23.4
Total Traffic	4,928,754	4,854,218	(1.5)	52,769,546	53,580,978	1.5
Domestic Traffic	3,345,818	3,370,343	0.7	32,913,792	33,210,567	0.9
International Traffic	1,582,936	1,483,875	(6.3)	19,855,754	20,370,411	2.6

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Mexico Passenger Traffic
		September		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,710,341	1,625,803	(4.9)	15,759,432	14,767,525	(6.3)
CUN	Cancun	978,454	864,863	(11.6)	8,853,792	7,653,937	(13.6)
CZM	Cozumel	15,939	20,588	29.2	142,592	182,858	28.2
HUX	Huatulco	51,730	48,736	(5.8)	618,438	539,971	(12.7)
MID	Merida	246,828	269,715	9.3	2,445,615	2,461,397	0.6
MTT	Minatitlan	11,901	11,878	(0.2)	97,285	106,053	9.0
OAX	Oaxaca	118,822	115,314	(3.0)	1,075,145	1,125,579	4.7
TAP	Tapachula	43,572	47,118	8.1	390,730	450,659	15.3
VER	Veracruz	130,430	130,462	0.0	1,157,052	1,155,154	(0.2)
VSA	Villahermosa	112,665	117,129	4.0	978,783	1,091,917	11.6
International Traffic		1,259,654	1,102,917	(12.4)	16,721,911	16,547,435	(1.0)
CUN	Cancun	1,192,419	1,034,391	(13.3)	15,762,850	15,459,648	(1.9)
CZM	Cozumel	18,797	12,112	(35.6)	356,914	376,282	5.4
HUX	Huatulco	1,185	746	(37.0)	80,422	105,301	30.9
MID	Merida	20,905	23,800	13.8	244,222	275,022	12.6
MTT	Minatitlan	634	654	3.2	6,245	5,633	(9.8)
OAX	Oaxaca	14,173	17,234	21.6	162,345	183,913	13.3
TAP	Tapachula	949	556	(41.4)	13,201	9,853	(25.4)
VER	Veracruz	8,350	11,469	37.4	74,717	106,823	43.0
VSA	Villahermosa	2,242	1,955	(12.8)	20,995	24,960	18.9
Traffic Total Mexico		2,969,995	2,728,720	(8.1)	32,481,343	31,314,960	(3.6)
CUN	Cancun	2,170,873	1,899,254	(12.5)	24,616,642	23,113,585	(6.1)
CZM	Cozumel	34,736	32,700	(5.9)	499,506	559,140	11.9
HUX	Huatulco	52,915	49,482	(6.5)	698,860	645,272	(7.7)
MID	Merida	267,733	293,515	9.6	2,689,837	2,736,419	1.7
MTT	Minatitlan	12,535	12,532	(0.0)	103,530	111,686	7.9
OAX	Oaxaca	132,995	132,548	(0.3)	1,237,490	1,309,492	5.8
TAP	Tapachula	44,521	47,674	7.1	403,931	460,512	14.0
VER	Veracruz	138,780	141,931	2.3	1,231,769	1,261,977	2.5
VSA	Villahermosa	114,907	119,084	3.6	999,778	1,116,877	11.7

US Passenger Traffic, San Juan Airport (LMM)
	September		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	779,645	773,296	(0.8)	9,276,974	10,047,837	8.3
Domestic Traffic	700,161	673,145	(3.9)	8,304,336	8,891,739	7.1
International Traffic	79,484	100,151	26.0	972,638	1,156,098	18.9

Colombia Passenger Traffic Airplan
		September		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		935,316	1,071,395	14.5	8,850,024	9,551,303	7.9
MDE	Rionegro	685,683	807,930	17.8	6,572,034	7,153,886	8.9
EOH	Medellin	106,948	100,749	(5.8)	908,002	909,606	0.2
MTR	Monteria	94,411	115,008	21.8	938,411	1,076,651	14.7
APO	Carepa	17,298	15,055	(13.0)	151,936	132,117	(13.0)
UIB	Quibdo	28,656	27,461	(4.2)	261,181	248,976	(4.7)
CZU	Corozal	2,320	5,192	123.8	18,460	30,067	62.9
International Traffic		243,798	280,807	15.2	2,161,205	2,666,878	23.4
MDE	Rionegro	243,798	280,807	15.2	2,161,205	2,666,878	23.4
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,179,114	1,352,202	14.7	11,011,229	12,218,181	11.0
MDE	Rionegro	929,481	1,088,737	17.1	8,733,239	9,820,764	12.5
EOH	Medellin	106,948	100,749	(5.8)	908,002	909,606	0.2
MTR	Monteria	94,411	115,008	21.8	938,411	1,076,651	14.7
APO	Carepa	17,298	15,055	(13.0)	151,936	132,117	(13.0)
UIB	Quibdo	28,656	27,461	(4.2)	261,181	248,976	(4.7)
CZU	Corozal	2,320	5,192	123.8	18,460	30,067	62.9

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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